UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRIBUNE PUBLISHING CO

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

896082 104

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer and Secretary

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 2 OF 5 PAGES

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 14, 2014, as amended by that certain Amendment No. 1 filed with Securities and Exchange Commission on May 6, 2016 (collectively, this “Schedule 13D”), by (i) Oaktree Tribune, L.P., a Delaware limited partnership, (ii) Oaktree AIF Investments, L.P., a Delaware limited partnership, (iii) Oaktree AIF Holdings, Inc., a Delaware corporation, (iv) Oaktree Capital Group Holdings, L.P., a Delaware limited partnership, (v) OCM FIE, LLC, a Delaware limited liability company, (vi) Oaktree Fund GP, LLC, a Delaware limited liability company, (vii) Oaktree Fund GP I, L.P., a Delaware limited partnership, (viii) Oaktree Capital I, L.P., a Delaware limited partnership, (ix) OCM Holdings I, LLC, a Delaware limited liability company, (x) Oaktree Holdings, LLC, a Delaware limited liability company, (xi) Oaktree Capital Group, LLC, a Delaware limited liability company, and (xii) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Shares”) of Tribune Publishing Company, a Delaware corporation (the “Issuer”).

The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 2) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

On May 18, 2016, Oaktree Capital Management, L.P., on behalf of the Reporting Persons, sent a letter to the board of directors of the Issuer (the “May 18 Letter to the Board”) that addressed Gannett’s proposal to acquire the Issuer and discussions with management of the Issuer and Gannett regarding such proposal, and urged the board to engage with Gannett immediately and to seek to negotiate a transaction in the interest of all shareholders of the Issuer. A copy of the May 18 Letter to the Board is attached hereto as Exhibit 1 and incorporated herein by reference. The description herein of the May 18 Letter to the Board is qualified in its entirety by reference to the full text of such letter.

The Reporting Persons intend to continue to engage in discussions with management of the Issuer, as well as with its board, Gannett, other shareholders and other interested parties, regarding Gannett’s proposal, and with respect to the Issuer’s business, operations, management, charter, prospects, strategic direction and related matters.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following document is filed as an exhibit to this Schedule 13D:

Exhibit 1:	Letter to the Board of Directors of the Issuer dated May 18, 2016

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 3 OF 5 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2016

OAKTREE TRIBUNE, L.P.

By:	Oaktree AIF Investments, L.P.
Its:	General Partner

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE AIF INVESTMENTS, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE AIF HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 4 OF 5 PAGES

OCM FIE, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 5 OF 5 PAGES

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President